SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                           ---------------------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

                                      UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._______)(1)


                             ROYAL ACCEPTANCE CORP.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                  78004R 20 1
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                                 (CUSIP Number)

                                December 31, 2000
                               -------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ X ] Rule 13d-1(d)


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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                            --------------------------
CUSIP No.     78004R 20 1             13G              Page       of      Pages
           ---------------                                  -----    -----
--------------------------                            --------------------------


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1.            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Richard Toporek
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
              Not Applicable
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3.            SEC USE ONLY


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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
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                        5.      SOLE VOTING POWER
      NUMBER OF
        SHARES                  5,650,000
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY
         EACH           6.      SHARED VOTING POWER
      REPORTING
     PERSON WITH                0
                        --------------------------------------------------------
                        7.      SOLE DISPOSITIVE POWER

                                5,650,000
                        --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER

                                0
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9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,650,000
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10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                                / /

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11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              75 %
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12.           TYPE OF REPORTING PERSON

              IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                            --------------------------
CUSIP No.     78004R 20 1             13G              Page       of      Pages
           ---------------                                  -----    -----
--------------------------                            --------------------------


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1.            NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Alliance Holdings Limited Partnership
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [  ]
                                                                        (b) [  ]
              Not Applicable
--------------------------------------------------------------------------------
3.            SEC USE ONLY


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4.            CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                        5.      SOLE VOTING POWER
      NUMBER OF
        SHARES                  5,650,000
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY
         EACH           6.      SHARED VOTING POWER
      REPORTING
     PERSON WITH                0
                        --------------------------------------------------------
                        7.      SOLE DISPOSITIVE POWER

                                5,650,000
                        --------------------------------------------------------
                        8.      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
9.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,650,000
--------------------------------------------------------------------------------
10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              75 %
--------------------------------------------------------------------------------
12.           TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

Item 1

         (a)      Name of Issuer. Royal Acceptance Corp.
         (b) Address of Issuer's Principal Executive Office: 90 Jericho Turnpike Floral Park, NY 11001.

Item 2

         (a) Name of Person Filing. This Schedule 13G is being filed for Alliance Holdings Limited Partnership and Mr. Richard Toporek.


         (b) Address of Principal Business Office. The address of the principal business office of Alliance Holdings and Mr. Toporek is: 90 Jericho Turnpike Floral Park, NY 11001.


         (c)      Citizenship. Mr. Toporek is a United States citizen.

         (d) Title of Class of Securities. Common Stock, par value $0.001 per share ("Common Stock").

         (e)      CUSIP Number. 78004R 20 1.


Item 3   Not applicable.

Item 4   Ownership.

         (a)      Amount Beneficially Owned. See item 9 of cover pages.

         (b)      Percent of Class. See item 11 of cover pages.

         (c)      Number of Shares as to Which Such Person has:

                  (i) sole power to vote or to direct the vote:
                  (ii) shared power to vote or to direct the vote:
                  (iii) sole power to dispose or to direct the disposition of:
                  (iv) shared power to dispose or to direct the disposition of:

                  See Items 5-8 of cover pages.


Item 5   Ownership of Five Percent or Less of a Class.

                  Not Applicable.

Item 6   Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable.


Item 8   Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9   Notice of Dissolution of Group.

                  Not Applicable.

Item 10  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATE: March 26, 2001

                                   Alliance Holdings Limited Partnership


                                   By:      /s/ Richard Toporek General Partner
                                            -----------------------------------
                                            Richard Toporek
                                            General Partner

                                   /s/ Richard Toporek
                                   --------------------------------------------
                                   Richard Toporek